Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS SECOND QUARTER 2012 RESULTS

- Second Quarter 2012 Revenues $44.5 Million vs. $44.8 in Second Quarter 2011 -
- Second Quarter Americas Revenues Increase 6% -
- Excluding Adverse Effect of Foreign Currency Translation, Second Quarter Revenues $46 Million, 3% over Second Quarter 2011 -
- Second Quarter 2012 Non-GAAP Gross Margin 78.2% vs. 76.0% in Second Quarter 2011 -
- Second Quarter GAAP and Non-GAAP EPS Increase 58% and 20% to $0.10 and $0.16, Respectively -
- Company Provides PillCam COLON Update -
- Company Updates 2012 Financial Guidance -

YOQNEAM, Israel, August 7, 2012 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the second quarter ended June 30, 2012.

Revenues were $44.5 million in the second quarter of 2012, compared to $44.8 million in the second quarter of 2011.  Excluding the negative impact of foreign currency translation, second quarter 2012 revenues were $46 million, a three percent increase compared to the same period last year.

Gross margin on a GAAP basis in the second quarter of 2012 was 76.6 percent, compared to 75.5 percent in the second quarter of 2011.  Gross margin on a non-GAAP basis in the second quarter of 2012 was 78.2 percent, compared to 76.0 percent in the second quarter of 2011. The increase in non-GAAP gross margin is attributable to higher production volume, and a more favorable product and geographic mix.

On a GAAP basis, operating profit was $3.4 million, compared to $2.5 million in the second quarter of 2011. Non-GAAP operating profit was $5.5 million, compared to $4.8 million in the second quarter of 2011. On a GAAP basis, net income for the second quarter of 2012 increased 59 percent to $3.0 million, or $0.10 per share, compared to $1.9 million, or $0.06 per share, in the same quarter of last year.  On a non-GAAP basis, net income for the second quarter of 2012 increased 21 percent to $4.9 million, or $0.16 per share on a fully diluted basis, compared to $4.1 million, or $0.13 per share on a fully diluted basis, in the second quarter of 2011.

A reconciliation of GAAP results to non-GAAP results is attached.

Cash and cash equivalents, short-term investments and marketable securities on June 30, 2012 totaled $111.3 million.

“We are pleased that ongoing initiatives to maximize efficiencies resulted in a solid increase in second quarter GAAP and Non-GAAP earnings per share.  Our top line revenue of $44.5 million reflects a six percent increase in revenues from the Americas region.   However, revenue growth was offset by a challenging southern European market, the weakness of the Euro, as well as lower than anticipated revenue growth in the APAC region,” said Homi Shamir, President and CEO, Given Imaging.

Second Quarter 2012 Revenue Analysis

Revenues in the Americas region in the second quarter of 2012 increased by six percent to $28.4 million from $26.9 million in the same period last year.  Revenues in the EMEA region decreased by 9 percent to $10.7 million compared to $11.8 million in the same period last year due to lower PillCam sales in the southern European countries and the weakness of the Euro. Excluding the negative impact of foreign currency translation, revenues in the EMEA region increased by $1.4 million, or three percent compared to the same period last year.  APAC revenues decreased by 10 percent to $5.4 million, compared to $6.0 million in the same period in 2011.

Worldwide PillCam SB sales grew by one percent to 59,200 capsules in the second quarter of 2012, compared to 58,700 capsules in the same period last year.  PillCam SB sales in the Americas region also increased by one percent to approximately 36,500 capsules, compared to 36,200 capsules in the second quarter last year.  PillCam SB sales in the EMEA region increased by two percent to 15,500 capsules, compared to 15,200 capsules in the second quarter of 2011, while PillCam SB sales in the APAC region decreased by three percent to 7,100 capsules, compared to 7,300 capsules in the same period in 2011.

Worldwide sales of functional GI diagnostics products including the Bravo pH Monitoring System, Digitrapper pH-Z and Manoscan increased by 13 percent to $12.6 million in the second quarter of 2012 compared to $11.2 million in the same period last year.  In the Americas region, functional diagnostics products revenue increased by 13% in the second quarter of 2012 to $9.9 million compared to $8.8 million in the same period last year.  Functional GI diagnostics revenue in the EMEA region decreased by 11 percent to $1.6 million, while revenue in the APAC region increased by 58 percent to $1 million.

Supplemental second quarter data can be found at www.givenimaging.com in the Investor Relations section.

Six Month Financial Results

For the six month period ended June 30, 2012, revenues increased by two percent to $86.3 million compared to $84.8 million in the same period last year.  Revenues in the Americas region in the first half of 2012 increased by eight percent to $55.2 million from $51.0 million in the same period last year.  Revenues in the EMEA region decreased by seven percent to $21.4 million compared to $23.0 million in the same period last year due to lower PillCam sales in the southern European countries and the weakness of the Euro.  EMEA revenues in the first half of 2012 increased by one percent compared to the same period last year, excluding the $1.9 million negative impact of the weaker Euro.  APAC revenues decreased by nine percent to $9.7 million, compared to $10.7 million in the same period in 2011.

Worldwide PillCam SB sales increased by two percent to 115,600 capsules in the first half of 2012, compared to 113,000 capsules in the same period last year.  PillCam SB sales in the Americas region were approximately 70,200 capsules, a one percent increase compared to 69,600 capsules that were sold in the first half of 2011.  PillCam SB sales in the EMEA region increased by one percent to 30,600 capsules, compared to 30,200 capsules in the first half of 2011, while PillCam SB sales in the APAC region increased by 12 percent to 14,800 capsules, compared to 13,200 capsules in the same period in 2011.

Worldwide sales of Given Imaging’s functional GI diagnostics products increased by 19 percent to $25.2 million in the first half of 2012 compared to $21.1 million in the same period last year.  In the Americas region, functional GI diagnostics product revenue increased by 24% in the first half of 2012 to $19.9 million compared to $16.1 million in the same period last year.  Functional diagnostics revenue in the EMEA region were $3.6 million, similar to the first half of 2011, while revenue in the APAC region increased by 21 percent to $1.6 million.

Recent Developments

•	PillCam COLON 2 Clinical Trials Update

Given Imaging has completed the 885-patient PillCam COLON 2 clinical trial for submission to the U.S. Food and Drug Administration (FDA). In the Company’s view, its analysis of the data from the PillCam COLON 2 clinical trial in the U.S. support an FDA submission for visualization of the colon in patients who are unable to undergo colonoscopy or in cases of incomplete colonoscopies, rather than a submission for general screening.

The Company plans to submit this product for FDA clearance in the fourth quarter of this year, following a meeting it plans to have with the FDA in the near future.  Feedback from FDA may impact its planned submission.

In Japan, the Company has completed the 72-patient PillCam COLON trial for submission to PMDA, the Japanese regulatory authority. The trial has been designed to evaluate the use of PillCam COLON for visualization of the gastrointestinal mucosa for diagnosis of colonic pathologies. Based on a preliminary review of the trial data, the Company believes the results support submission for the intended indication and plans to submit the results to PMDA in the fourth quarter of this year.

The Company believes that submission for the proposed indications in the U.S. and Japan may provide a significant opportunity for Given Imaging, with an addressable market which is estimated by the Company to be $1.7 billion in our main markets, comprising 3.3 million procedures annually, one-third of which are in the U.S., and one-third in Japan.

The Company continues to explore ways to expand the use of the PillCam COLON 2 capsule for a screening indication in the U.S.

Given Imaging believes that it is on target toward achieving its goal of at least $450 million in annual revenues by 2016, which includes revenue projections for use of PillCam COLON for visualization of the colon as described above.

•	PillCam SB Expanded Indications Reimbursement

Japan's Ministry of Health, Labor and Welfare (MHLW) issued reimbursement codes for the PillCam Patency Capsule for use with PillCam SB and for the PillCam SB video capsule for expanded indications for those patients with known or suspected small bowel disease, including the visualization and diagnosis of Crohn's disease. Reimbursement is effective for the entire 105-million adult population as of July 1, 2012.

•	Korea Intellectual Property Tribunal Upholds Given Imaging Patents

In July, the Intellectual Property Tribunal of the Korean Intellectual Property Office (KIPO) re-affirmed the validity of two Given Imaging Korean patents asserted against Intromedic Co. Ltd. in Seoul's Central District Court.  Intromedic has appealed this decision.  In the meantime, the infringement proceedings that have been stayed pending a resolution in the invalidity proceedings before the KIPO have been resumed. Rulings in these proceedings are expected by the end of this year.

2012 Guidance Update

As a result of ongoing economic weakness in Europe, associated with the weak Euro and the lower than forecast revenue in the Asia Pacific region in the first half of 2012, the Company is lowering its revenue guidance for fiscal year 2012 from between $190 million and $200 million to between $185 and $190 million. Despite lowering top-line guidance, the Company believes that initiatives to maximize profitability will enable the Company to achieve its earnings per share guidance of between $0.45 and $0.55 on a GAAP basis, and between $0.70 and $0.80 on a non-GAAP basis.  However, the Company expects that 2012 earnings per share will be closer to the lower range of the guidance.

Conference Call / Webcast Information

Given Imaging will host a conference call on Wednesday, August 8, 2012 at 9:00am ET, 4:00pm Israel time to discuss second quarter 2012 financial results. To participate in the teleconference, please dial the following numbers fifteen minutes before the call is scheduled to begin:  U.S. and Canada, 1-877-604-9665; Israel, 1-80-925-8243.  Callers in other countries should dial 719-325-4838. The call will also be webcast live at www.givenimaging.com.

A replay of the call will be available for two weeks on the company's website, or until August 22, 2012, by dialing 888-203-1112. Callers outside of the U.S. should dial 719-457-0820. The replay participant code is 1564690.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

About Given Imaging Ltd.
Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® video capsules for the small bowel, esophagus and colon, industry-leading ManoScan™ high-resolution manometry and Bravo® wireless and Digitrapper® pH and impedance products. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam and Hong Kong. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2011. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

Financial Tables Follow

Given Imaging Ltd. and its Consolidated Subsidiaries
Excluded Items
For the Three Months Ended June 30, 2011 and 2012
(Unaudited, dollars in thousands)

		Research	Selling	General	Tax
	Gross	And	And	And	Expense
	Profit	Development	Marketing	Admin	(Benefit)	Total
Three month period
ended June 30, 2012
Compensation expenses	$-	$192	$509	$856	$-	$1,557
Sierra PPA	237	222	81	-	(217)	323
Total	$237	$414	$590	$856	$(217)	$1,880
Three month period
ended June 30, 2011
Compensation expenses	$-	$160	$499	$1,306	$-	$1,965
Sierra PPA	237	-	81	-	(128)	190
Total	$237	$160	$580	$1,306	$(128)	$2,155

Given Imaging Ltd. and its Consolidated Subsidiaries
Excluded Items
For the Six Months Ended June 30, 2011 and 2012
(Unaudited, dollars in thousands)

		Research	Selling	General	Tax
	Gross	And	And	And	Expense
	Profit	Development	Marketing	Admin	(Benefit)	Total
Six month period
ended June 30, 2012
Compensation expenses	$-	$350	$738	$1,898	$-	$2,986
Sierra PPA	474	222	162	-	(344)	514
Total	$474	$572	$900	$1,898	$(344)	$3,500
Six month period
ended June 30, 2011

Compensation expenses	$-	$342	$1,060	$2,700	$-	$4,102
Tax (benefit)	474	-	162	-	(255)	381
Total	$474	$342	$1,222	$2,700	$(255)	$4,483

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the three months ended June 30, 2011 and 2012
Condensed, in thousands except share and per share data

	Q2/12			Q2/11
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP
Gross profit	$34,555	$237	$34,792	$33,788	$237	$34,025
Research and development, net	6,479	(414)	6,065	5,619	(160)	5,459
Sales and marketing	19,073	(590)	18,483	19,869	(580)	19,289
General and administrative	5,568	(856)	4,712	5,729	(1,306)	4,423
Income tax expense	360	217	577	716	128	844
Net income attributable to shareholders	$3,043	$1,880	$4,923	$1,917	$2,155	$4,072
Diluted EPS attributable to shareholders	$0.10	$0.06	$0.15606	$0.06	$0.07	$0.13006

(*)See specified items

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the three months ended June 30, 2011 and 2012
Condensed, in thousands except share and per share data

	YTD 12			YTD 11
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Gross profit	$66,201	$474	$66,675	$64,490	$474	$64,964
Research and development, net	13,223	(572)	12,651	11,080	(342)	10,738
Sales and marketing	37,836	(900)	36,936	37,118	(1,222)	35,896
General and administrative	11,205	(1,898)	9,307	12,251	(2,700)	9,551
Income tax expense	984	344	1,328	1,308	255	1,563
Net income attributable to shareholders	$3,244	$3,500	$6,744	$2,594	$4,483	$7,077
Diluted EPS attributable to shareholders	$0.10	$0.11	$0.21	$0.08	$0.14	$0.22

(*)See specified items

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	June 30	December 31
	2012	2011
Assets

Current assets
Cash and cash equivalents	$27,091	$24,285
Short-term investments	44,549	64,762
Accounts receivable:
Trade	29,064	32,406
Other	5,413	5,259
Inventories	24,329	22,921
Prepaid expenses	2,253	1,373
Deferred tax assets	3,389	1,538
Advances to suppliers	1,799	1,207

Total current assets	137,887	153,751

Assets held for employee severance payments	7,033	6,854

Long-term investments	39,656	16,003

Non-current Inventory	4,202	4,926

Other long term assets	1,030	1,266

Fixed assets, at cost, less accumulated depreciation	12,628	12,301

Intangible assets, less accumulated amortization	27,828	29,075

Goodwill	24,089	24,089

Total Assets	$254,353	$248,265

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	June 30	December 31
	2012	2011
Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	$62	$139
Accounts payable:
Trade	8,413	8,081
Other	25,841	28,397
Deferred income	497	521
Total current liabilities	34,813	37,138

Long-term liabilities
Obligation under capital lease, net	108	120
Liability in respect of employees’ severance payments	7,795	7,720
Deferred tax liabilities	5,018	5,362
Total long-term liabilities	12,921	13,202
Total liabilities	47,734	50,340

Equity
Shareholders’ equity
Ordinary Shares, NIS 0.05 par value each (90,000,000
shares authorized; 30,927,116 and 30,448,838 shares
issued and fully paid as of June 30, 2012 and
December 31, 2011, respectively)	366	359
Additional paid-in capital	214,742	208,838
Capital reserve	1,591	2,051
Accumulated other comprehensive loss	(595)	(885)
Accumulated deficit	(9,485)	(12,729)
Total shareholders' equity	206,619	197,634
Non-controlling interest	-	291
Total Equity	206,619	197,925

Total liabilities and equity	$254,353	$248,265

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Statements of Operations
In thousands except share and per share data
(Unaudited)

	Six-month period ended		Three-month period ended		Year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
Revenues	$86,351	$84,742	$44,512	$44,773	$177,955

Cost of revenues	(20,372)	(20,252)	(10,179)	(10,985)	(41,466)

Gross profit	65,979	64,490	34,333	33,788	136,489

Operating expenses
Research and development, gross	(14,130)	(11,615)	(6,974)	(5,842)	(26,129)

Government grants	785	535	373	223	1,113
Research and development, net	(13,345)	(11,080)	(6,601)	(5,619)	(25,016)

Sales and marketing	(37,492)	(37,118)	(18,729)	(19,869)	(75,014)
General and administrative	(11,205)	(12,251)	(5,568)	(5,729)	(23,078)
Other, net	(170)	(76)	(69)	(59)	(397)

Total operating expenses	(62,212)	(60,525)	(30,967)	(31,276)	(123,505)

Operating income	3,767	3,965	3,366	2,512	12,984
Financing income , net	368	22	37	118	1,343

Income before taxes
on income	4,135	3,987	3,403	2,630	14,327
Income tax expense	(984)	(1,308)	(360)	(716)	(2,158)

Net income	3,151	2,679	3,043	1,914	12,169

Net loss (income) attributable to
non-controlling interest	93	(85)	-	3	(191)

Net income attributable to
shareholders	$3,244	$2,594	$3,043	$1,917	$11,978

Net change in respect of
available for sale securities	290	(108)	(140)	(107)	(980)
Total comprehensive income
attributable to shareholders	3,534	2,486	2,903	1,810	$10,998

Total comprehensive income
(loss) attributable to
non-controlling interest	(93)	85	-	(3)	191

Total comprehensive income	3,441	2,571	2,903	1,807	$11,189

Earnings per share

Basic Earnings attributable to
shareholders per Ordinary Share	$0.11	$0.09	$0.10	$0.06	$0.40

Diluted Earnings attributable to
shareholders per Ordinary Share	$0.10	$0.08	$0.10	$0.06	$0.39

Weighted average number
of Ordinary Shares used to
compute basic Earnings
per Ordinary share	30,696,679	30,009,592	30,814,268	30,126,138	30,212,787

Weighted average number
of Ordinary Shares used to
compute diluted Earnings
per Ordinary share	31,511,329	31,062,476	31,544,729	31,309,679	31,089,499

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands
(Unaudited)

	Six-month period ended		Three-month period ended		Year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
Cash flows from operating activities:
Net income	$3,151	$2,679	$3,043	$1,914	$12,169

Adjustments required to
reconcile net income
to net cash provided by
operating activities:
Depreciation and amortization	4,211	4,070	2,215	2,072	8,296
Deferred tax assets	(1,851)	(262)	(971)	(236)	100
Deferred tax liabilities	(344)	(255)	(217)	(128)	(509)
Stock based compensation	2,986	4,102	1,557	1,965	7,363
Loss from disposal
of long term assets	176	100	74	73	397
Other	(46)	31	4	41	158
Decrease (increase) in
accounts receivable – trade	3,192	(170)	372	(1,416)	(4,544)
Decrease(increase) in
accounts receivable – other	469	1,336	(886)	685	(968)
Decrease (increase) in prepaid
expenses	(880)	(239)	(28)	482	212
Increase in
advances to suppliers	(592)	(756)	(420)	(824)	(766)
Increase in
inventories	(684)	(2,102)	(212)	(218)	(3,145)
Increase (decrease) in
accounts payable	(2,181)	(4,400)	2,414	912	1,433
Decrease in
deferred income	(24)	(152)	(36)	(216)	(267)
Net cash provided by
operating activities	7,583	3,982	6,909	5,106	19,929

Cash flows from investing activities:
Purchase of fixed assets and
intangible assets	(3,317)	(8,058)	(1,837)	(759)	(10,551)
Other long term assets, net	(610)	(38)	(11)	(10)	(39)
Changes in short term
deposits, net	16,419	720	(4,198)	(4,352)	(20,176)
Proceeds from sales and
maturity of marketable
securities	4,050	13,212	2,050	4,240	11,141
Investments in marketable
securities	(23,460)	(14,910)	(11,138)	(1,762)	(16,910)
Net cash used
in investing activities	(6,918)	(9,074)	(15,134)	(2,643)	(36,535)

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands
(Unaudited)

	Six-month period ended		Three-month period ended		Year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
Cash flows from financing
activities:
Principal payments on capital
lease obligation, net	(83)	(82)	(42)	(41)	(168)
Proceeds from the issuance
of Ordinary Shares	2,925	5,281	1,588	3,432	6,585

Purchase of shares from a
non-controlling shareholder
in a subsidiary	(658)	-	-	-	-
Net cash provided
by financing activities	2,184	5,199	1,546	3,391	6,417

Effect of exchange rate
changes on cash and cash
equivalents	(43)	90	(89)	40	(145)

Increase (decrease) in cash
and cash equivalents	2,806	197	(6,768)	5,894	(10,334)
Cash and cash equivalents
at beginning of period	24,285	34,619	33,859	28,922	34,619

Cash and cash equivalents
at end of period	$27,091	$34,816	$27,091	$34,816	$24,285

Supplementary cash flow
information
Income taxes paid	$1,157	$1,095	$1,035	$1,045	$2,179